                                                                  CONFORMED COPY

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan:       WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              WHIRLPOOL CORPORATION
                              Administration Center
                                 2000 North M-63
                          Benton Harbor, MI 49022-2692

Reference is hereby made to the Financial Statements attached hereto which begin on page F-1.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    WHIRLPOOL CORPORATION

                                    Whirlpool 401(k) Plan

Date: June 17, 2003
                                    By: /s/ R. Stephen Barrett
                                    ------------------------------------
                                    Name:  R. Stephen Barrett
                                    Title: Executive Vice President and
                                           Chief Financial Officer

                 Financial Statements and Supplemental Schedule

                              Whirlpool 401(k) Plan

                     Years ended December 31, 2002 and 2001
                       with Report of Independent Auditors

                                 EIN 38-1490038
                                    Plan #001

                              Whirlpool 401(k) Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

                                    CONTENTS

Report of Independent Auditors...............................................F-3

Financial Statements

Statements of Assets Available for Benefits..................................F-4
Statements of Changes in Assets Available for Benefits.......................F-5
Notes to Financial Statements................................................F-6

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)............F-13

                         Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
April 18, 2003                                              Ernst & Young LLP
Chicago, IL

                                 EIN 38-1490038

                                                                       Plan #001

                              Whirlpool 401(k) Plan

                   Statements of Assets Available for Benefits

                                                          DECEMBER 31
                                                     2002              2001
                                               ---------------------------------
Contributions receivable:
   Employer                                    $    16,116,883   $    15,756,559
   Participant                                       5,437,650         5,144,356

Investments:
   At fair value:
     Mutual funds                                  343,991,944       416,061,684
     Common and collective funds                   165,332,041       155,777,425
     Common stock of Whirlpool Corporation          93,228,227       103,001,058
     Participant loans                              43,634,384        41,169,351
   At contract value:
     Guaranteed investment contracts                         -         8,989,693
                                               ---------------------------------
Total investments                                  646,186,596       724,999,211
                                               ---------------------------------
Assets available for benefits                  $   667,741,129   $   745,900,126
                                               =================================

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                                                                     YEAR ENDED DECEMBER 31
                                                                     2002               2001
                                                               ----------------------------------
ADDITIONS
Dividends on Whirlpool Corporation common stock                $     2,082,226    $     3,327,779
Other dividend income                                                4,281,428         12,337,712
Interest income                                                     10,246,891          9,582,009
Other                                                                        -             12,435
                                                               ----------------------------------
                                                                    16,610,545         25,259,935

Employer contributions                                              16,116,883         15,756,559
Participant contributions                                           55,783,306         56,157,139
Rollover contributions                                               4,075,382          7,363,903
                                                               ----------------------------------
                                                                    75,975,571         79,277,601
                                                               ----------------------------------
Total additions                                                     92,586,116        104,537,536

DEDUCTIONS
Benefit payments                                                    47,246,627         83,293,841
Administrative expenses                                                247,935            223,605
                                                               ----------------------------------
Total deductions                                                    47,494,562         83,517,446

Net realized and unrealized appreciation (depreciation) in
 fair value of investments:
     Whirlpool Corporation common stock                            (24,989,111)        51,001,989
     Mutual funds                                                  (90,626,266)       (94,553,412)
     Common and collective funds                                    (7,635,174)        (4,278,997)
                                                               ----------------------------------
                                                                  (123,250,551)       (47,830,420)
                                                               ----------------------------------
Net decrease                                                       (78,158,997)       (26,810,330)
Assets available for benefits:
   Beginning of year                                               745,900,126        772,710,456
                                                               ----------------------------------
   End of year                                                 $   667,741,129    $   745,900,126
                                                               ==================================

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

                          Notes to Financial Statements

                     Years ended December 31, 2002 and 2001

1.  DESCRIPTION OF PLAN

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan's provisions.

ELIGIBILITY

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (20% prior to January 1, 2002), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Effective May 1, 2002, participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

CONTRIBUTIONS AND VESTING

Each year the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee that do not exceed 5% of the employee's eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $.25 per dollar that eligible employees contribute to

                              Whirlpool 401(k) Plan
the Plan. The matching contribution was $.50 per dollar of eligible employees' contributions for both 2002 and 2001, up to 5% of compensation. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees, with the exception of certain Whirlpool officers, became eligible for employer matching contributions as of January 1, 2000. Participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability, or a reduction in work force.

Participants may direct employee contributions to one or a combination of several fund alternatives offered by the Plan. Employer matching contributions are initially invested in the Whirlpool ESOP Plan (formerly the Whirlpool Stock
Fund), but may subsequently be transferred to another investment fund in accordance with provisions of the Plan.

BENEFIT PAYMENTS

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may elect a monthly installment option. Monthly installments are paid over a period of time not to exceed 9 years and 11 months.

PARTICIPANT ACCOUNTS

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan investments are made in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

                              Whirlpool 401(k) Plan

LOANS

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

PLAN TERMINATION

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS HELD BY THE TRUST

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust except as follows: (i) the trustees direct the investment of the Whirlpool Stock Fund; and (ii) the trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the trustees or an investment manager designated by the trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Investment income and related expenses of the trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the trust assets daily.

Effective February 22, 2002, the Whirlpool Stock Fund was converted to an Employee Stock Ownership Plan and renamed the Whirlpool ESOP Plan. On a quarterly basis, participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Plan or receive a cash payout. All dividends continue to be 100% vested.

                              Whirlpool 401(k) Plan

INVESTMENT VALUATION

The Plan's guaranteed investment contracts are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the common and collective funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are stated at outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

In general, Plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              Whirlpool 401(k) Plan

3.  INVESTMENTS

A summary of the guaranteed investment contracts held at December 31, 2001, is as follows:

                                                           CREDITING         2001
                                                            INTEREST       AVERAGE        FAIR
                                                              RATE          YIELD         VALUE
                                                          -----------------------------------------
Metropolitan Life Insurance Co., #GAC-24896                       6.05%        5.94%   $  1,221,259
Peoples Security Life Insurance Co., #BDA-00720-FR                5.07         4.76         705,310
New York Life Insurance Company, #GA-30679                        5.16         4.90       1,163,135
New York Life Insurance Company, #GA-30745                        5.40         5.23       3,772,406
Principal Life Insurance Company, #GA-4-30429                     6.26         6.97       2,127,583
                                                                                       ------------
                                                                                       $  8,989,693
                                                                                       ============

All guaranteed investment contracts have crediting interest rates that are fixed over the lives of the contracts. No guaranteed investment contracts were held at December 31, 2002.

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                              DECEMBER 31
                                                         2002              2001
                                                   ---------------------------------
Putnam Asset Allocation Balanced Portfolio         $    38,406,666   $    43,985,838
Putnam New Opportunities Fund                           37,400,354        57,961,805
Putnam Voyager Fund                                    105,457,585       157,152,848
Whirlpool Corporation common stock                      93,228,227       103,001,058
Putnam Stable Value Fund                               140,326,222       122,709,332
Neuberger & Berman Genesis Trust                        43,933,582                  *

*Below 5% threshold.

                              Whirlpool 401(k) Plan

4.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under section 401(a) of the IRC and that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                              Supplemental Schedule

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

                   Schedule H, Line 4(i) - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002

                                                   NUMBER OF
                                                    SHARES         CURRENT
            DESCRIPTION OF INVESTMENT              OR UNITS         VALUE
-------------------------------------------------------------------------------

Mutual funds:
   Lazard International Equity Fund                   64,521    $       572,949
   Alger Small-Cap Growth Retirement Portfolio       121,603          1,332,772
   TCW Galileo Select Equity I/Concentrated Core     132,574          1,511,349
   Putnam * Growth Opportunities Fund                166,640          1,749,716
   Putnam* Voyager II Fund                           145,002          1,767,577
   TCW Galileo Small-Cap Growth Fund                 220,401          2,173,150
   Putnam* Vista Fund                                351,394          2,175,133
   Alger Growth Retirement Portfolio                 275,762          2,310,885
   PIMCO High Yield Fund                             308,555          2,628,890
   Federated Stock Fund                              158,142          4,298,295
   Putnam* International Voyager Fund                364,462          5,062,377
   Putnam* Asset Allocation Conservative Fund        905,942          7,193,179
   Alger Mid-Cap Growth Retirement Portfolio         809,920          8,496,065
   Putnam* Asset Allocation Growth Fund            1,151,248          9,175,447
   Putnam* Bond Index Fund                           872,823         11,390,341
   Putnam* Income Fund                             2,567,103         17,250,934
   Vanguard Windsor II Fund - Admiral Class          535,072         19,754,869
   EuroPacific Growth Fund                           868,517         19,949,829
   Putnam* New Opportunities Fund                  1,281,712         37,400,354
   Putnam* Asset Allocation Balanced Fund          4,588,610         38,406,666
   Neuberger & Berman Genesis Trust                1,561,250         43,933,582
   Putnam* Voyager Fund                            8,081,041        105,457,585
                                                                ---------------
                                                                    343,991,944

                                                                  EIN 38-1490038
                                                                       Plan #001

                              Whirlpool 401(k) Plan

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)

                                December 31, 2002

                                              NUMBER OF
                                               SHARES                CURRENT
      DESCRIPTION OF INVESTMENT               OR UNITS                VALUE
--------------------------------------------------------------------------------

Common and collective funds:
   Putnam* Stable Value Fund                    140,326,222     $    140,326,222
   Putnam* S&P 500 Index Fund                     1,155,537           25,005,819
                                                                ----------------
                                                                     165,332,041

Whirlpool Corporation* common stock               1,785,297           93,228,227

Participant loans                        Varying maturities
                                          and interest rate
                                          of 9%
                                                                      43,634,384
                                                                ----------------
Total investments                                               $    646,186,596
                                                                ================

*Party in interest.

Exhibit Index

                                                                     Sequential
  Exhibit No.                        Document                        Page Number
  -----------  ----------------------------------------------------  -----------

       23                    Consent of Ernst & Young                    19
      99.1     Section 906 Certification of Chief Executive Officer      20
      99.2     Section 906 Certification of Chief Financial Officer      21